SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2000


                         Commission File Number 1-15401



                            ENERGIZER HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN













                            ENERGIZER HOLDINGS, INC.
                         533 MARYVILLE UNIVERSITY DRIVE
                           ST. LOUIS, MISSOURI  63141

                        Report of Independent Accountants
                        ---------------------------------


To the Participants and Administrator of the Energizer Holdings, Inc. Savings
Investment  Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the nine months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers  LLP
June  15,  2001


               ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 DECEMBER 31
                           (DOLLARS IN THOUSANDS)


ASSETS
  INVESTMENTS,  AT  FAIR  VALUE  (NOTE  2)
    Short-term investments. . . . . . . . . . . . . . . .  $     30
    Shares in registered investment company . . . . . . .    71,478
    Vanguard Index Trust - 500 Portfolio. . . . . . . . .    54,505  *
    Vanguard Trust Fund - Investment Contract . . . . . .    18,204  *
    Common stock- Energizer Holdings, Inc. Stock (Note 5)    52,600  *
    Common stock- Ralston Purina Company Stock (Note 6) .   118,322  *
    Participant loans . . . . . . . . . . . . . . . . . .     7,604
                                                           --------
       TOTAL INVESTMENTS. . . . . . . . . . . . . . . . .   322,743

  INSURANCE COMPANY CONTRACTS, AT CONTRACT VALUE (NOTE 2)    22,706

  RECEIVABLES
    Employer contributions. . . . . . . . . . . . . . . .        20
    Participant contributions . . . . . . . . . . . . . .        65
    Interest and dividends receivable . . . . . . . . . .         4
                                                           --------
       TOTAL RECEIVABLES. . . . . . . . . . . . . . . . .        89

       TOTAL ASSETS . . . . . . . . . . . . . . . . . . .   345,538

LIABILITIES
    Accrued administrative expenses . . . . . . . . . . .        53
                                                           --------
       TOTAL LIABILITIES. . . . . . . . . . . . . . . . .        53
                                                           --------


NET ASSETS AVAILABLE FOR PLAN BENEFITS. . . . . . . . . .  $345,485
                                                           ========

See Notes to Financial Statements

*  Investment represents 5% or more of Plan's net assets.





                 ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE NINE MONTHS ENDED DECEMBER 31
                              (DOLLARS IN THOUSANDS)

                                                                            2000
                                                                            ----

ADDITIONS  TO  NET  ASSETS  ATTRIBUTED  TO:

  Interest income . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  2,345
  Dividend income . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,178
  Net appreciation in the fair value of investments . . . . . . . . . .    17,882
                                                                         --------
                                                                           26,405

  Contributions
    Employer. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,798
    Employee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,927
                                                                         --------
                                                                           12,725

    TOTAL ADDITIONS . . . . . . . . . . . . . . . . . . . . . . . . . .    39,130
                                                                         --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17,641
  Administrative expenses . . . . . . . . . . . . . . . . . . . . . . .        77
                                                                         --------
    TOTAL DEDUCTIONS. . . . . . . . . . . . . . . . . . . . . . . . . .    17,718
                                                                         --------

Net Increase/(Decrease) . . . . . . . . . . . . . . . . . . . . . . . .    21,412

  Transfer from Ralston Purina Company Savings Investment Plan (Note 1)   324,073
                                                                         --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . .         0
                                                                         --------

  End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $345,485
                                                                         ========

See  Notes  to  Financial  Statements





                            ENERGIZER HOLDINGS, INC.
                            ------------------------
                             SAVINGS INVESTMENT PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE  1  -  DESCRIPTION  OF  THE  PLAN
--------------------------------------

On April 1, 2000, Energizer Holdings, Inc (Energizer or the Company) was spun-off from Ralston Purina Company. In conjunction with the spin-off, the Company created the Energizer Holdings, Inc. Savings Investment Plan (the Plan). The net assets available to plan participants associated with Energizer employees were transferred to the Plan, and these individuals are no longer participants in the Ralston Purina Company Savings Investment Plan.

The following is a summary description of the Plan and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Company matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company's intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant's exercise of control over assets in the participant's savings plan account.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to U. S. Federal Insurance Contributions Act tax. Participants may contribute to the Plan upon enrollment; however, prior to January 1, 2001, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below).

CONTRIBUTIONS - Participants can contribute from 1% to 12% of their compensation in 1% increments on a before-tax basis, subject to Internal Revenue Service
(IRS) limits. Before-tax contributions not exceeding 6% of the participant's compensation are matched 50% by the Company. One year of covered service is required in order to receive Company matching contributions until December 31, 2000. After that date, the one-year service requirement for Company matching contributions was waived.

A participant's after-tax contributions of 1% of compensation receives a Company match of 325% that is credited to a participant's PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company's non-contributory defined benefit pension plan covering substantially all domestic employees. Until December 31, 2000, one year of covered service is required in order to receive the Company match in the PensionPlus Match Account. After this date, a participant does not have to be employed by the Company for at least twelve months to receive the Company matching contribution. Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits. Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.

Combined before-tax and after-tax participant contributions may not exceed 22% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants' accounts is limited to the lesser of $30,000 or 25% of the participants' compensation for the calendar year.

INVESTMENT OPTIONS - All participant contributions are invested at the participant's direction in the investment funds offered by the Plan and selected by the participant. The 50% Company match on the participant's first 6% of before-tax contributions is directed to the Energizer ESOP Common Stock Fund (ENR Stock Fund). The Company match may not be transferred to any other investment funds, except as provided by the diversification provision of the Plan applicable to participants who have attained age 55 and completed ten years of Plan participation. If these requirements are met, up to 50% of the Company match may be diversified. A participant's investments in the ENR Stock Fund are fully diversifiable into other funds within the Plan. Participants may also transfer amounts from other investment funds into the ENR Stock Fund.

Net assets transferred from the Ralston Purina Company Savings Investment Plan to the Plan included investments in the Ralston Purina Common Stock Funds (RAL Stock Fund). See Note 6 for further discussion.

VESTING - Employee before-tax and after-tax contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after 4 years of service. In the event of a participant's attainment of age 65, retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than 4 years of service.

PLAN WITHDRAWALS - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan Administration" below). After-tax contributions and earnings thereon may be withdrawn at any time.

PARTICIPANT LOANS - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

FORFEITURES - Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $13,000 for the nine months ended December 31, 2000.

PLAN ADMINISTRATION - The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Board, the Company and the Energizer Plans Administration Committee (EPAC), which reviews and determines benefit appeals by participants, have the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Management of Plan assets is under the direction of the Energizer Plans Investment Committee ("EPIC"). Members of the EPIC are Company employees and are appointed by the Company's Board of Directors. Vanguard Fiduciary Trust Company is Trustee of the funds and assets of the Plan. As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

The  significant  accounting  policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the Plan year to which they relate.

INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The ENR Stock Fund and the RAL Stock Fund are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Notes receivable from participants are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 6.27% for the nine months ended December 31, 2000. The weighted-average crediting rate for these contracts was 6.49% at December 31, 2000. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the "Statement of Net Assets Available for Plan Benefits".

INCOME RECOGNITION - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

BENEFIT  PAYMENTS  -  Benefits  are  recorded  when  paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE  3  -  RELATED  PARTY  AND  PARTY-IN-INTEREST
--------------------------------------------------


The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2000, the Plan held shares of ENR Stock with a market value of $52,600,000. For the nine months ended December 31, 2000, the Plan purchased $15,934,000 and sold $8,670,000 of ENR Stock.

Vanguard Fiduciary Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $144,217,000 of investment funds and short-term investments at December 31, 2000. Of these investments, the Plan purchased $160,309,000 and sold $24,627,000 for the nine months ended December 31, 2000.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

NOTE  4  -  INCOME  TAX  STATUS
-------------------------------

The Company has requested a determination letter from the Internal Revenue Service to ensure the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). This letter has not been received as of June 15, 2001. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE  5  -  NONPARTICIPANT-DIRECTED  INVESTMENTS
------------------------------------------------

The net assets in nonparticipant-directed investments, which are in the ENR Stock Fund, were $5,096,000 at December 31, 2000. Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:


         (in thousands)                               Nine months ended
                                                      December 31, 2000
                                                      -----------------
         Changes in Net Assets:
             Contributions                                       $2,791
             Loan Repayments                                      1,440
             Dividends and interest income                          473
             Net appreciation                                       453
             Benefits paid                                         (57)
             Transfers to participant-directed investments          (4)
                                                      -----------------
                                                                 $5,096
                                                                 ======


NOTE  6  -  SUBSEQUENT  EVENT
-----------------------------

Net assets transferred from the Ralston Purina Company Savings Investment Plan to the Plan included investments in the Ralston Purina Common Stock Funds (RAL Stock Fund). Participants were not permitted to make contributions to or transfers to this fund and were required to transfer investments in the RAL Stock Fund to other investment funds of the Plan by March 31, 2001. As of March 31, 2001, all remaining shares of the RAL Stock Fund were sold and the proceeds were invested according to participants' elections.

At December 31, 2000, the RAL Stock Fund represented 34% of the total plan assets in the Master Trust. Between January 1, 2001 and March 31, 2001, substantially all of the RAL Stock Fund at December 31, 2000 was transferred to other investment options primarily under current participant investment elections. The remainder in the RAL Stock Fund was withdrawn or forfeited under plan rules as discussed in Note 1.



                                                ATTACHMENT I
                              ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
                                       EIN 43-1863181   PLAN NO. 90342
                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AS OF DECEMBER 31, 2000
                                           (DOLLARS IN THOUSANDS)

(A)        (B)                                  (C)                                    (D)      (E)
    IDENTITY OF ISSUE,         DESCRIPTION OF INVESTMENT INCLUDING                    COST    CURRENT
    BORROWER, LESSOR, OR       MATURITY DATE, RATE OF INTEREST,                                VALUE
    SIMILAR  PARTY             COLLATERAL, PAR, OR MATURITY VALUE
-----------------------------------------------------------------------------------------------------
  * Vanguard Group             Money Market Reserve Fund - Prime Portfolio         $     30  $     30
  * Vanguard Group             500 Index Portfolio                                   61,227    54,505
  * Vanguard Group             Money Market Reserve Fund - Federal Portfolio         12,164    12,164
  * Vanguard Group             Wellington Fund                                       16,205    16,444
  * Vanguard Group             Windsor II Fund                                       16,105    16,940
  * Vanguard Group             International Growth Fund                              9,847     8,220
  * Vanguard Group             Investment Contract Trust Fund (Retire Savings Trust) 18,077    18,204
  * Vanguard Group             Small Cap Index Fund                                   9,371     7,961
  * Vanguard Group             LifeStrategy Conservative Growth Fund                  1,509     1,455
  * Vanguard Group             LifeStrategy Growth Fund                               5,435     5,006
  * Vanguard Group             LifeStrategy Income Fund                               1,109     1,105
  * Vanguard Group             LifeStrategy Moderate Growth Fund                      2,335     2,183
                                                                                   --------  --------
                               Total Investment in Shares in Registered
                               Investment Company                                   153,414   144,217

  * Energizer Holdings, Inc   ESOP Common Stock                                       38,026   52,600
    Ralston Purina Company    Common Stock                                            54,172  118,322
                                                                                      ------  -------
                              Total Investment in Common Stock                        92,198  170,922

    Deutsche Bank. . . . . .  Insurance Contract Separate Account
                              (3/31/04 maturity date, 5.86% interest)                  2,373    2,373
    Natwest. . . . . . . . .  Insurance Contract Separate Account
                              (6/30/02 maturity date, 6.68% interest)                  2,128    2,128
    New York Life. . . . . .  Insurance Contract Separate Account
                              (3/31/01 maturity date, 6.53% interest)                  1,050    1,050
    Peoples Security Life. .  Insurance Contract Separate Account
                              (3/31/01 maturity date, 6.50% interest)                  1,056    1,056
    Rabobank Nederland . . .  Insurance Contract Separate Account
                              (12/31/01 maturity date, 6.23% interest)                 1,120    1,120
    Rabobank Nederland . . .  Insurance Contract Separate Account
                              (6.84% interest)                                         1,989    1,989
    Rabobank Nederland . . .  Insurance Contract Separate Account
                              (12/31/03 maturity date, 7.04% interest)                 2,262    2,262
    UBS Warburg. . . . . . .  Insurance Contract Separate Account
                              (6.75% interest)                                         6,635    6,635
    West Deutsche Landesbank  Insurance Contract Separate Account
                              (6/30/01 maturity date, 6.94% interest)                  2,056    2,056
    West Deutsche Landesbank  Insurance Contract Separate Account
                              (6.87% interest)                                         2,037    2,037
                                                                                      ------  -------
                              Total Insurance Company Contracts                       22,706   22,706

    Participants              Notes Receivable from Participants
                              (various  maturity dates, 7% to 10.5% interest)          7,604    7,604
                                                                                      ------  -------
                                                                                  $  275,922 $345,449
                                                                                  ========== ========

*  Investment  represents  allowable  transaction with a party-in-interest.

Note:   maturity dates on insurance contracts represent the date when either the  entire  contract matures or the final portion of the contract matures.  If no maturity date is stated, the contract can be terminated by either party  after  providing  60  days'  notice.




                                                       ATTACHMENT II
                                           SCHEDULE OF REPORTABLE TRANSACTIONS *
                             ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN (EIN 43-1863181)
                                            NINE MONTHS ENDED DECEMBER 31, 2000


(A)              (B)                            (C)           (D)         (E)    (F)       (G)        (H)           (I)
IDENTITY OF      DESCRIPTION OF ASSET           PURCHASE      SELLING    LEASE  EXPENSE   COST OF  CURRENT VALUE    NET
PARTY INVOLVED   (INCLUDE INTEREST RATE         PRICE         PRICE      RENTAL INCURRED  ASSET    OF ASSET ON      GAIN
                 AND MATURITY IN THE CASE                                       WITH               TRANSACTION     (LOSS)
                 OF A LOAN)                                                     TRANS-             DATE
                                                                                ACTION
------------     ------------                  ------------   -------    -----  -------   -------  ------------    ------

Vanguard Group  Vanguard 500 Index Fund        $ 66,968,922  $         -  $ -  $ -  $         -  $ 66,968,922  $         -
Vanguard Group  Vanguard 500 Index Fund                   -    5,555,283    -    -    5,738,291     5,555,283     (183,008)
Vanguard Group  Vanguard Federal Money Market    20,647,983            -    -    -            -    20,647,983            -
Vanguard Group  Vanguard Federal Money Market             -    8,483,790    -    -    8,483,790     8,483,790            -
Vanguard Group  Vanguard Wellington Fund         18,097,459            -    -    -            -    18,097,459            -
Vanguard Group  Vanguard Wellington Fund                  -    1,921,926    -    -    1,891,970     1,921,926       29,956
Vanguard Group  Vanguard Windsor II Fund         18,051,199            -    -    -            -    18,051,199            -
Vanguard Group  Vanguard Windsor II Fund                  -    1,986,764    -    -    1,945,875     1,986,764       40,889
N/A. . . . . .  Fixed Income Fund                48,791,010            -    -    -            -    48,791,010            -
N/A. . . . . .  Fixed Income Fund                         -    7,881,465    -    -    7,881,465     7,881,465            -
N/A. . . . . .  Ralston Common Stock            175,145,628            -    -    -            -   175,145,628            -
N/A. . . . . .  Ralston Common Stock                      -   39,038,320    -    -   20,854,257    39,038,320   18,184,063



*  Transactions  or a series of transactions in excess of 5% of the current value of the Plan's assets as of the end of the plan  year  as  defined  in section 29 CFR 2520.103-6  of  the  Department  of  Labor Rules and  Regulations for Reporting
and Disclosure under ERISA.

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


ENERGIZER  HOLDINGS,  INC.



By:  /s/ Daniel J. Sescleifer
     Daniel  J.  Sescleifer
     Executive  Vice  President,  Finance  and  Control


June  29,  2001

                                  EXHIBIT INDEX


Exhibits
----------

23               Consent  of  Independent  Accountants